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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SPORT-HALEY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

848925103

(CUSIP Number)

October 15, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 848925103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald J. Norick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Oklahoma, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares and Options to purchase 150,000 Shares

	6.	Shared Voting Power 225,617 Shares

	7.	Sole Dispositive Power 0 Shares and Options to purchase 150,000 Shares

	8.	Shared Dispositive Power 225,617 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 225,617 Shares and Options to purchase 150,000 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.4% (assuming exercise of options)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 848925103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Norick Investment Company, L.L.C., an Oklahoma limited liability company EIN No. 73-1468804

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Oklahoma, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 177,500 Shares

	6.	Shared Voting Power 0 Shares

	7.	Sole Dispositive Power 177,500 Shares

	8.	Shared Dispositive Power 0 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,500 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Sport-Haley, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4600 E. 48th Avenue Denver, Colorado 80216-3215

Item 2.
(a)

Name of Person Filing
This statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by Ronald J. Norick, an individual (“Norick”) and Norick Investment Company, L.L.C., an Oklahoma limited liability company (“Norick Investment”) (collectively referred to as the “Reporting Persons”). Norick is the Controlling Member of Norick Investment. Thus, the Reporting Persons are making a joint group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a “group” for the purposes of Section 13(d)(3) of the Exchange Act.

	(b)	Address of Principal Business Office or, if none, Residence The address of each of the Reporting Persons is: 5400 N. Grand Blvd., Suite 220 Oklahoma City, OK 73112
	(c)	Citizenship Norick is a United States citizen. Norick Investment was formed under the laws of the State of Oklahoma.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 848925103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
A. (a)

Norick:

Amount beneficially owned:

225,617 shares and options to purchase 150,000 shares. On October 15, 2007, Norick beneficially acquired 115,000 shares of common stock, which shares are owned of record by Norick Investment Company (105,000) and the Ronald J. Norick Family Limited Partnership (10,000), of which Norick is General Partner. Of the 225,617 shares beneficially owned by Norick, 177,500 are owned of record by Norick Investment and 48,117 are owned of record by the Ronald J. Norick Family Limited Partnership. The 150,000 options to purchase shares of common stock are owned of record by Norick.

	(b)	Percent of class: 16.4% (based upon current outstanding shares of Sport-Haley, Inc. common stock of 2,284,490).
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0 shares and options to purchase 150,000 shares
		(ii)	Shared power to vote or to direct the vote 225,617 shares
		(iii)	Sole power to dispose or to direct the disposition of 0 shares and options to purchase 150,000 shares
		(iv)	Shared power to dispose or to direct the disposition of 225,617 shares

B. (a)

Norick Investment:

Amount beneficially owned:

177,500 shares. On October 15, 2007, Norick beneficially acquired 105,000 shares of common stock, which stock is owned of record by Norick Investment Company. In addition, on that same date, an affiliate of Norick, the Ronald J. Norick Family Limited Partnership, of which Norick is General Partner, acquired an additional 10,000 shares.

(b)	Percent of class: 7.8% (based upon current outstanding shares of Sport-Haley, Inc. common stock of 2,284,490).
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 177,500 shares
	(ii)	Shared power to vote or to direct the vote 0 shares
	(iii)	Sole power to dispose or to direct the disposition of 177,500 shares
	(iv)	Shared power to dispose or to direct the disposition of 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Norick Investment has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the 177,500 shares of common stock held by it, which power is exercisable by Norick as its Controlling Member.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See the joint filing agreement attached as Exhibit 1.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10-18-2007
Date

/s/ Ronald J. Norick
Ronald J. Norick

NORICK INVESTMENT COMPANY, L.L.C., an Oklahoma limited liability company

By:	/s/ Ronald J. Norick
Ronald J. Norick, its Controlling Member

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Sport-Haley, Inc., and that this Agreement be included as an Exhibit to such joint filing.

Dated this 18th day of October, 2007.

/s/ Ronald J. Norick
Ronald J. Norick

NORICK INVESTMENT COMPANY, L.L.C.,
An Oklahoma limited liability company

By:	/s/ Ronald J. Norick
Ronald J. Norick, its Controlling Member